August 29th, 2008.

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Registrar of Securities, Yukon Territory

Dear Sirs/Mesdames:

Re:   Tournigan Energy Ltd. (the "Company")
          Consent of Author

I, Allan V. Moran, do hereby consent to the public filing of the technical report titled ""NI 43-101 Technical Report on Resources Tournigan Energy Ltd. Kuriskova Uranium Project Eastern Slovakia" and dated August 29, 2008" (the "Technical Report") and any extracts from or a summary of the Technical Report under National Instrument 43-101 disclosure of Tournigan Energy Ltd. and the filing of the Technical Report with any securities regulatory authorities.

I further consent to the Company filing the report on SEDAR and EDGAR and consent to press releases made by the Company with my prior approval. In particular I have read and approved the press release of Tournigan Energy Ltd. dated July 16, 2008 (the "Disclosure") in which the findings of the Technical Report are disclosed.

I also confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Yours truly,

("signed")

Allan V. Moran
Principal Geologist